UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

PG&E Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
69331C108
(CUSIP Number)
David C. Abrams c/o Abrams Capital Management, L.P. 222 Berkeley Street, 21st Floor Boston, Massachusetts 02116 (617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 3, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON PN
_____________________
(1) See Explanatory Note.
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Explanatory Note.
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,299,887 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,299,887 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,299,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Explanatory Note.
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Great Hollow Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,113 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,113 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Explanatory Note.
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON David Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,000
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 14,000
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,014,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON IN
_____________________
(1) See Explanatory Note.
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

Explanatory Note
This Amendment No. 1 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Abrams Capital, LLC (“Abrams Capital”), Abrams Capital Management, LLC (“Abrams CM LLC”), Abrams Capital Management, L.P. (“Abrams CM LP”), Great Hollow Partners, LLC (“GHP”) and David Abrams (together with each of the foregoing, the “Reporting Persons”) on March 15, 2019 (the “Original Schedule 13D”) with respect to common stock of PG&E Corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.
As reported in the Original Schedule 13D, Abrams CM LP may be deemed to be a member of a group with Knighthead Capital Management, LLC and Redwood Capital Management, LLC for purposes of SEC Rule 13d-3. The Schedule 13D filings of the Other Shareholders are incorporated herein to the extent required by law.
This Amendment is being filed to amend and supplement Item 4 of the Schedule 13D as set forth below.
Item 4.	Purpose of Transaction.
The Company published a press release on April 3, 2019 announcing the selection of a permanent CEO, William Johnson, and the appointment of a refreshed Board of Directors that includes ten new independent directors and the resignation of seven incumbent directors.  The Board appointments will be effective as of the next in-person Board meeting, which the Company expects to be held as soon as practicable.  In addition, Mr. Johnson is expected to be appointed to the Board.  Abrams CM LP and the Other Shareholders engaged in discussions with PG&E’s Board and management as part of PG&E’s CEO selection and Board refreshment process and have expressed support for the new CEO and the new Board.
Item 7.	Material to Be Filed As Exhibits.
Exhibit 99.1   Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Original Schedule 13D

CUSIP No. 69331C108

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  April 4, 2019

ABRAMS CAPITAL MANAGEMENT, L.P.
By:	ABRAMS CAPITAL MANAGEMENT, LLC, its General Partner
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
GREAT HOLLOW PARTNERS, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
DAVID ABRAMS
By:	/s/ David Abrams
Name: David Abrams Title: Individually